Exhibit 99.1

Bitatuo Announces Appointment of Cynthia He as Chief Financial Officer

BEIJING, September 19, 2016 – Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content and marketing services for China's fast-growing automotive industry, today announced the appointment of Cynthia He as chief financial officer (CFO), effective immediately. She will succeed Andy Zhang, who will continue in his role as president of Bitauto and will work closely with Cynthia to ensure a seamless transition.

Mr. William Li, chief executive officer and chairman of Bitauto, said, “We’re delighted that Cynthia will join Bitauto at this exciting time. Coming from a strong finance and investor relations background, Cynthia has deep experience working with Chinese and multinational companies across a range of corporate disciplines. Combined with her strong understanding of Bitauto from her time working with us as an external advisor and her experience leading investor relations at Baidu, Cynthia is uniquely qualified to take on the role of CFO. I am confident that she will be a fantastic addition to our senior team.”

Ms. He joins Bitauto from Deutsche Bank China where she ran corporate communications for the past four years. Her previous roles have included head of investor relations for Baidu, the leading Chinese language internet search provider, advisor with international consultancy Brunswick Group and analyst with Standard & Poor’s Rating Services. She also served as Chief China Representative for Ignite! Learning, a leading US educational multimedia courseware provider. Ms. He holds an MBA from Columbia Business School and a BA from New York University’s Stern School of Business.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Bitauto
IR Department
Bitauto Holdings Limited
Tel: +86-10-6849-2145